NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF INC, (PROFIT)

HOUSING US HOLDINGS II INC
0450728908

The above-named DOMESTIC PROFIT CORPORATION was duly filed in accordance with New Jersey State Law on 11/15/2021 and was assigned identification number 0450728908. Following are the articles that constitute its original certificate.

1. **Name:**
   HOUSING US HOLDINGS II INC

2. **Registered Agent:**
   JONATHAN GIBSON

3. **Registered Office:**
   707 EMERSON AVE
   ELIZABETH, NEW JERSEY 07208

4. **Business Purpose:**
   GENERAL

5. **Duration:**
   PERPETUAL

6. **Stock:**
   1000000

7. **Effective Date of this filing is:**
   11/15/2021

8. **First Board of Directors:**
   JONATHAN GIBSON
   PO BOX 3817
   ELIZABETH, NEW JERSEY 07207-0720

   HECTOR MENESES JR
   PO BOX 3817
   ELIZABETH, NEW JERSEY 07207-0720

9. **Incorporators:**
   JONATHAN GIBSON
   PO BOX 3817
   ELIZABETH, NEW JERSEY 07207-0720

10. **Main Business Address:**
    PO BOX 3817
    ELIZABETH, NEW JERSEY 07207-0720

    Signatures:
    JONATHAN GIBSON
    INCORPORATOR

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NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF INC, (PROFIT)

HOUSING US HOLDINGS II INC
0450728908



Certificate Number : 4154599497
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
15th day of November, 2021

Elizabeth Maher Muoio
State Treasurer